Exhibit 6.7

Definitive Agreement

This Definitive Agreement (the "Agreement") describes terms of the transaction (the "Transaction") whereby Cann American Corp. , a Wyoming company, (the "Investor") shall commit capital investment for Cannagram (the "Business") operating as a Sacramento California D/B/A by its principle, Macai Polansky. Each of Investor and Business as sometimes referred to herein as a "Party" and together as the "Parties" agree to the conditions herein.

1.        Investment. Investor will commit capital funding to develop the Business from time to time as needed, either to Macai Polansky or his assigns. For each $10,000.00 USD invested the Investor shall obtain 1% ownership interest in the Business. The Parties recognize as of the date of this Agreement the Investor has already committed $15,000.00 USD, equating to 1.5% ownership interest in the Business. The Parties agree to cap the Investor's ownership interest at $300,000.00 USD or 30%. Any investment exceeding $300,000.00 by Investor will be considered a loan to the company bearing 3% interest per annum.

2.        Business and Assumed Liabilities. The Investors ownership interest in the company shall include all revenue, assets and intellectual property of the Business proportionate to the Investor's percentage stake as defined in part 1 of this Agreement. The Parties will also assume and share in the outstanding liabilities and obligations of the Business. If the Business is reorganized under an LLC or corporation, this Agreement will continue perpetually under the new structure. The Parties understand that the Investor will not be responsible for the day to day operations of the Business and that the Business and its principle will make all reasonable best efforts to operate or obtain personnel to operate the Business. The Parties understand that the Business has no guarantee of success and will hold each other harmless in the event the Business and its operations are dissolved. In the event of dissolution, the Parties will make all reasonable best efforts to liquidate any remaining assets and disperse them proportionately to each Party based on their ownership interest.

3.        Covenants. The Parties will use their reasonable best efforts to obtain all necessary third-party and regulatory consents including all certificates, permits and approvals required in connection with the operation of the Business. The Business will make all reasonable best efforts to continue to operate the Business consistent with past and present practice.

4.        Due Diligence. The Parties agree to cooperate with any due diligence investigation of the Business and to provide prompt and reasonable access to key employees and to books, records, contracts and other information pertaining to the Business (the "Due Diligence Information").

5.        Confidentiality; Non-competition. The terms and conditions described in this Agreement including its existence shall be confidential information and shall not be disclosed by the Parties to any third party without the prior mutual consent of the Parties. If either Party determines that it is required by law or for the sake of Business operations to disclose information regarding this Agreement, it shall, in a reasonable time before making any such disclosure, consult with the other Party regarding such disclosure and seek confidential treatment for such portions of the disclosure as may be requested by the other Party. Further, the Parties will use the Due Diligence Information solely for the purpose of investments into the Business and will keep the Due Diligence Information strictly confidential. The Parties will disclose the Due Diligence Information only to those Representatives of the Parties who need to know such information for the regular course of business. The Parties will not use any Due Diligence Information to compete with each other in any other similar business operations.

6.        Public Announcement. All press releases and public announcements relating to the Business will be agreed to and prepared jointly by the Parties.

7.        Governing Law. This Agreement shall be governed by and construed in accordance with internal laws of the state of California, without giving effect to any choice or conflict of law provision or rule (whether of the state of California or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the state of California.

Acknowledged, Agreed, Accepted, and Entered on this June 24th, 2020.

By:	/s/ Jason Black
Jason Black, President/CEO
Cann American Corp.

By:	/s/ Macai Polansky
Macai Polansky
D B/A Cannagram